UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 05 April, 2012

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For immediate release	5th April 2012

AIB announces decision to cease operations on the Isle of Man and Jersey

Allied Irish Banks, p.l.c. ("AIB") announces today it is winding down operations on the islands of Jersey and the Isle of Man and will cease operations on 31st December 2013. AIB currently has two subsidiaries in these locations, AIB Bank (CI) Limited and AIB International Savings Limited.

The decision to wind-down the business by the end of next year is part of an on-going strategic review being undertaken by AIB. It forms part of the overall plan to become a smaller, domestically focused bank. A consultation period with staff will begin immediately.

Customers of the subsidiaries will be contacted shortly to discuss future arrangements and will be facilitated with banking services until alternative arrangements are put in place. However, customers can contact the helplines on: 01534 883000 (Jersey) 01624 639639 (Isle of Man) 01624 698000 (AIBISL).

Joe Moynihan, AIB Jersey & Isle of Man CEO, said:
"Ongoing uncertainty in financial markets since 2009 has had implications for the business and created difficulties that challenge the viability of the offshore business model for AIB. The decision has been taken following lengthy and due consideration. I would like to thank our excellent management team and staff in the business over a long period. The orderly wind-down process of the business will begin today."

-ENDS-

For further information, please contact:

Niamh Hennessy
Media Relations Manager
AIB Bankcentre
Dublin
Tel: +353 1 7721382
Mob: +353 86 7801820
e-mail: niamh.n.hennessy@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 05 April, 2012

By: ___________________

                                                                                                                                             Paul Stanley
             Acting Chief Financial Officer
     Allied Irish Banks, p.l.c.